UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

West Marine, Inc.
(Exact name of the registrant as specified in its charter)

Delaware                  0-22512          77-0355502
(State of incorporation)            (Commission File Number)         (IRS Employer Identification No.)

500 Westridge Drive, Watsonville, CA             95076-4100
(Address of principal executive offices)             (Zip code)

Pam Fields
(831) 728-2700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from
January 1 to December 31, 2013.

Section 1.     Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

(c) Conflict Minerals Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and the instructions to Form SD, and the Public Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued by the Director of the Division of Corporation Finance of the Securities and Exchange Commission on April 29, 2014, West Marine, Inc. (the “Company”) is filing with this Form SD a Conflict Minerals Report, which is attached hereto as Exhibit 1.01 and incorporated herein by reference.

The Company’s Form SD for the calendar year ended December 31, 2013 and related Conflict Minerals Report exhibit can be found publicly on its Investor Relations website at: www.westmarine.com > Corporate Governance > SEC Filings.

The Company’s related Policy Statement on Sourcing Conflict Minerals can be found publicly on its Investor Relations website at: www.westmarine.com > Corporate Governance > Conflicts Mineral Policy.

Section 2.    Exhibits

Item 2.01    Exhibits

Exhibit 1.02    Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WEST MARINE, INC.

By: /s/ Thomas R. Moran
Thomas R. Moran
Chief Financial Officer

June 2, 2014